NO ACT

PE
1-16-16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008936

DIVISION OF
CORPORATION FINANCE

February 12, 2016

Meredith B. Cross
Wilmer Cutler Pickering Hale and Dorr LLP
meredith.cross@wilmerhale.com

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 2-12-16

Re: Northrop Grumman Corporation
Incoming letter dated January 11, 2016

Dear Ms. Cross:

This is in response to your letter dated January 11, 2016 concerning the shareholder proposal submitted to Northrop Grumman by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northrop Grumman Corporation
Incoming letter dated January 11, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Northrop Grumman may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Northrop Grumman omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WILMERHALE

Meredith B. Cross

+1 202 663 6644 (t)
+1 202 663 6363 (f)
meredith.cross@wilmerhale.com

January 11, 2016

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Northrop Grumman Corporation
Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We are writing on behalf of our client, Northrop Grumman Corporation (the "Company"), which received a shareholder proposal and statement in support thereof relating to proxy access (collectively, the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2016 Annual Meeting of Shareholders (the "Proxy Materials").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10), on the basis that the Company has substantially implemented the Proposal.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter and the Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On November 14, 2015, the Company received the Proposal from the Proponent. The Proposal states, in relevant part:

> RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:
>
> Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.
>
> Allow shareholders to vote on such nominee on the Company's proxy card.
>
> The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:
>
> a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;
>
> b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
>
> c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.
>
> The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt

> procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

As described in detail below, at a meeting of the Board of Directors of the Company (the "Board") held on December 4, 2015, the Board adopted amendments to the Bylaws of the Company to provide for proxy access (the "Proxy Access Provision").

Basis for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal

The Company respectfully requests that the Staff concur in our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), which provides that a shareholder proposal may be excluded from a company's proxy statement if "the company has already substantially implemented the proposal."

I. Rule 14a-8(i)(10)

The purpose of the Rule 14a-8(i)(10) exclusion is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." SEC Release No. 34-12598 (July 7, 1976). While the exclusion was originally interpreted to allow exclusion of a shareholder proposal only when the proposal was "'fully' effected" by the company, the Commission has revised its approach to the exclusion over time to allow for exclusion of proposals that have been "substantially implemented." SEC Release No. 34-20091 (August 16, 1983) and SEC Release No. 40018 (May 21, 1998). In applying this standard, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 6, 1991, *recon. denied* March 28, 1991). In addition, when a company can demonstrate that it already has taken actions that address the "essential objective" of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot, even where the company's actions do not precisely mirror the terms of the shareholder proposal. In particular, the Staff has repeatedly concurred that companies, when substantially implementing a shareholder proposal, may implement aspects of the shareholder proposal in a manner that differs in certain respects from the shareholder proposal and/or address matters on which the proposal is silent.

Most recently, and most relevant to the Proposal, the Staff took the position that a proposal requesting that General Electric Company ("GE") adopt a proxy access bylaw was substantially implemented by the proxy access bylaw adopted by the GE board of directors, notwithstanding that the bylaw adopted by the board was not identical to the proposal submitted by the shareholder. In the Staff's no-action response, the Staff agreed with GE that the company could exclude the subject proxy access proposal from its proxy materials on the basis that GE adopted a proxy access bylaw that addressed the shareholder proposal's "essential objective." *General Electric Company* (March 3, 2015). The shareholder proposal submitted to GE sought a proxy access bylaw that would have allowed a shareholder, or group of shareholders collectively, holding at least 3% of GE's shares continuously for at least three years to nominate candidates representing up to 20% of GE's board and have such nominees listed with the board's nominees in GE's proxy statement. The Staff concurred in GE's view that the proxy access bylaw substantially implemented the shareholder proposal because the proxy access bylaw addressed the essential objective of the shareholder proposal. As requested by the proposal, the GE bylaw provided that a group of shareholders that owned 3% or more of GE's common stock continuously for at least three years would have the right to include in GE's proxy statement nominees to the board representing not more than 20% of GE's board. Notably, the proxy access bylaw adopted by GE did not precisely track the shareholder proposal in a number of respects. For example, while the shareholder proposal did not specify a limit on the number of shareholders that could aggregate their holdings to meet the ownership threshold, the bylaw adopted by GE included a 20-shareholder limit on the number of shareholders that may aggregate ownership.[1]

---

[1] The GE proxy access bylaw also went beyond the language of the shareholder proposal in a number of other respects, including, but not limited to:

- Maximum Nominees. GE's proxy access bylaw provides that proxy access nominees submitted for inclusion in the company's proxy materials that were either subsequently withdrawn or nominated by the board shall count toward the 20% maximum. In this respect, GE's proxy access bylaw goes beyond the language of the GE shareholder proposal, which requested that "[t]he number of shareholder-nominated candidates appearing in proxy materials shall not exceed 20 percent of the number of directors then serving."
- Definition of Ownership. GE's proxy access bylaw further defines the GE shareholder proposal's concept of "beneficial ownership" and specifies that a nominating shareholder must have full economic interest in shares counted toward the threshold, along with full voting and investment rights.
- Information and Representations Required. GE's proxy access bylaw requires the nominating shareholder and nominees to provide more information and certifications than specifically set out in the GE shareholder proposal, including certifications from the nominating shareholder regarding other nominations, participation in other persons' solicitations, distribution of the company's proxy and intentions regarding continued ownership of the company's voting securities.
- Restrictions on Nominee Resubmissions. GE's proxy access bylaw adds to the nomination requirements included in the GE shareholder proposal by providing that a nominee will be ineligible to be a proxy access nominee for the two annual meetings following any meeting at which such nominee (i) withdraws from or becomes ineligible or unavailable for election or (ii) fails to receive at least 25% of the votes cast in favor of the proxy access nominee's election.
- Additional Bases for Exclusion. GE's proxy access bylaw adds to the parameters set out in the GE shareholder proposal specified circumstances under which the company will be able to exclude a proxy access nominee, such as when the nominee is not independent under applicable standards, the nominee's election to the board would

In addition, Staff no-action letters addressing Rule 14a-8(i)(10) in contexts other than proxy access have taken the same approach. *See, e.g., AGL Resources, Inc.* (March 5, 2015) (in which the Staff concurred in the exclusion of a proposal requesting that the board amend its governing documents to give holders of 25% of the company's common stock the power to call special meetings where the board adopted a bylaw amendment, subject to shareholder approval, providing holders of 25% of the company's common stock in a net long position for at least one year the power to call a special meeting); *Expeditors International of Washington, Inc.* (January 30, 2014) (in which the Staff concurred in the exclusion of a proposal requesting that the board adopt a policy to require the chair of the board of directors be an independent member of the board where the position of board chair would be filled by an independent director following the completion of the current CEO's service as board chair because the company's "policies, practices and procedures compare favorably with the guidelines of the proposal"); *Bank of America Corporation* (December 15, 2010) (in which the Staff concurred in the exclusion of a proposal requesting that the board take the steps necessary to amend the company's governing documents to give holders of 10% of the company's stock the power to call special meetings where "such bylaw and/or charter text will not have any exception or exclusion conditions . . . in regard to calling a special meeting that apply only to shareowners but not to management and/or the board," where the board had adopted a special meeting bylaw containing a 10% ownership threshold as well as additional informational requirements for shareholders that were similar but not identical to requirements for management and the board because the company's "bylaws compare favorably with the guidelines of the proposal"); *Exelon Corporation* (February 26, 2010) (in which the Staff concurred in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Citigroup Inc.* (January 19, 2010) (in which the Staff concurred in the exclusion of a proposal requesting that the board have a lead independent director where the company had an independent chairman and bylaws providing for the election of an independent lead director if the board elects a non-independent, executive director); *General Dynamics Corporation* (February 6, 2009) (in which the Staff concurred in the exclusion of a special meeting proposal with a 10% ownership threshold, where the company had adopted a special meeting bylaw with an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders); *Chevron Corporation* (February 19, 2008) (in which the Staff concurred in the exclusion of a special meeting shareholder proposal requesting that "holders of 10% to 25%" of the company's outstanding common stock be given such power where the company had adopted a provision allowing holders of 25% of the company's outstanding stock to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting was held within the preceding 12 months); *Citigroup Inc.*

---

violate the company's bylaws, certificate of incorporation or exchange listing standards, or when the nominee has a criminal background or would be deemed a "bad actor" under SEC rules.

(February 12, 2008) (same); *Hewlett-Packard Co.* (December 11, 2007) (in which the Staff concurred in the exclusion of a proposal requesting that the board permit shareholders to call special meetings where the company proposed a bylaw amendment to permit shareholders to call a special meeting unless the board determined that the business to be addressed at such special meeting had been addressed recently or would soon be addressed at an annual meeting); and *Johnson & Johnson* (February 17, 2006) (in which the Staff concurred in the exclusion of a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees where the company had verified the legitimacy of 91% of its domestic workforce).

II. The Board's Amendment of the Company's Bylaws on December 4, 2015 Substantially Implements the Proposal

At a meeting of the Board held on December 4, 2015, the Board adopted amendments to the Bylaws of the Company to provide for proxy access. The Proxy Access Provision enables shareholders (or groups of shareholders not to exceed 20) that have held shares of the Company's capital stock comprising at least 3% of the Company's outstanding capital stock for at least three years, to have their nominees included in the Company's proxy materials alongside the Company's nominees. Shareholders may include up to the greater of (i) two nominees or (ii) 20% of the Board pursuant to this procedure. The amendments were effective immediately, and the bylaws, as amended, which were filed with the SEC as an exhibit to the Company's Current Report on Form 8-K on December 10, 2015, are attached as Exhibit B to this letter.

The Company believes that the facts in the present instance are analogous to those in the GE letter, and the Staff should reach the same conclusion with regard to the Proposal that it did in GE. In this regard, and similar to GE, the Company's Proxy Access Provision addresses the essential elements of the Proposal and includes terms that "compare favorably with the guidelines of the proposal." Like the Proposal, the Proxy Access Provision provides that a group of shareholders that have owned 3% or more of the Company's common stock continuously for at least three years would have the right to include their nominees in the Company's proxy statement alongside the Company's nominees, and that the maximum number of nominees to be included pursuant to the Proxy Access Provision will not number less than two. Further, as contemplated by the Proposal, groups of shareholders would be able to aggregate their shares to meet the ownership threshold in the Proxy Access Provision. While the Proxy Access Provision and Proposal differ in that the latter would allow for the greater of (i) two nominees or (ii) 25% of the Board and the Proxy Access Provision would allow for the greater of (i) two nominees or (ii) 20% of the Board, both provisions would allow for no fewer than two nominees, which we believe is the key aspect of this limitation. Further, while the Proposal provides that the number of shareholders that may aggregate their shares should not be limited, whereas the Proxy Access Provision limits the number that may aggregate, we believe the key aspect in this regard is that shareholders would be able to aggregate to meet the ownership threshold. The 20-shareholder cap included in the Proxy

Access Provision is a procedural term that makes the Proxy Access Provision workable for all involved (and one that is standard in company bylaws implemented to date).

While the Company's Proxy Access Provision does not precisely track the terms of the Proposal in every respect, it more than satisfies the "essential objective" of the Proposal in that it gives shareholders that have held at least 3% of the Company's shares for at least three years the ability to include their nominees for director alongside management's nominees in the proxy statement, and provides for a minimum of two proxy access nominees. As set out in the 1998 Release, a proposal need not be "fully effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). Rather, as described above, under the "substantially implemented" standard, a company may exclude a shareholder proposal when the company's actions address the shareholder proposal's underlying concerns, even if the company does not implement every aspect of the shareholder proposal. In this case, the Proxy Access Provision meets this standard. More specifically, the Proxy Access Provision addresses each element of the Proposal as follows:

- **Inclusion of Proxy Access Nominees in Company's Proxy Statement.** The Proposal would require the Company "to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below." The Proposal further specifies that shareholders will be allowed to "vote on such nominee on the Company's proxy card." Section 2.09(a) of the Proxy Access Provision provides, in pertinent part, "[f]or any annual meeting at which directors are to be elected, the Corporation shall include in its proxy statement and on its form of proxy the name of a stockholder nominee for election to the Board of Directors . . ." provided that timely notice is delivered to the Corporation that satisfies the ownership and other requirements of the Bylaws of the Company. Section 2.09(d)(i) limits the size of the group of shareholders that can aggregate ownership of the Company's shares to 20, as discussed above, for procedural purposes. In this regard, we note that the Proxy Access Provision allows groups of funds under common management and investment control or under common management and funded primarily by a single employer, as well as a group of investment companies, to be counted as one shareholder.

- **Maximum Number of Proxy Access Nominees.** The Proposal provides that "[t]he number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater." Section 2.09(c)(i) of the Proxy Access Provision provides that "[t]he number of Proxy Access Nominees appearing in the Corporation's proxy statement with respect to a meeting of stockholders shall not exceed the greater of (A) two or (B) 20% of the number of directors in office . . . or, if such amount is not a whole number, the closest whole number below 20% . . . ." As discussed above, we believe this aspect of the Proxy Access Provision compares favorably with the Proposal in that it would assure no fewer than two proxy access nominees could be included for any annual meeting at which directors are to be elected, which we view to be the key concern in this regard.

- **Ownership Requirements to Submit a Proxy Access Nominee.** The Proposal provides that a nominating shareholder must "have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination." Section 2.09(d) of the Proxy Access Provision requires that "[a]n Eligible Stockholder must have owned . . . continuously for at least three years a number of shares that represents 3% or more of the Corporation's outstanding shares of capital stock entitled to vote in the election of Directors...," thus tracking the Proposal. Under the Proxy Access Provision, "ownership" includes recallable loaned shares provided those shares may be called back on five business days' notice and are promptly called back upon notice that one of the eligible shareholders' proxy access nominees will be included in the Company's proxy materials. As in GE, the Proxy Access Provision also requires that the eligible shareholder continue to hold the shares through the date of the meeting.

- **Informational Requirements**. The Proposal provides that a nominating shareholder must "give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares." Section 2.09(e) of the Proxy Access Provision sets forth the requirements for an Eligible Stockholder's notice of nomination which must include, among other things, proof of the Eligible Stockholder's ownership of the requisite number of shares for the required holding period, the proxy access nominee's written consent to being named as a nominee in the proxy materials and to serving as a director, and a copy of the Schedule 14N that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act.

- **Representations and Certifications**. The Proposal provides that a nominating shareholder must "certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company." Sections 2.09(e)(vii)(A) and 2.09(e)(iii)(B) of the Proxy Access Provision correspond to items (i) and (iii), respectively, and require that the Eligible Stockholder provide certifications similar to those in the Proposal. With respect to item (ii), Section 2.09(e)(vii)(D) provides that the eligible shareholder will "comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting," and Section 2.09(e)(vii)(C) provides that the Eligible Stockholder will file all soliciting materials with the SEC. In addition, Section 2.09(e)(iii)(E) requires a certification that the Eligible Stockholder "will not distribute to any stockholder any form of proxy for the meeting other than the form distributed by the Corporation."

- **Supporting Statement.** The Proposal provides that "[t]he Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee." Section 2.09(f) of the Proxy Access Provision permits an Eligible Stockholder to provide a written statement for inclusion in the Company's Proxy Materials for the meeting, not to exceed 500 words, in support of a proxy access nominee's candidacy.

- **Dispute Resolution Procedures.** The Proposal provides that "[t]he Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit." Section 2.09(k) of the Proxy Access Provision provides that the Company's Board will have the power and authority to interpret the proxy access provision, including with regard to whether notice of a nomination was timely and whether disclosures and the Statement satisfy the Bylaws and applicable federal regulations. Section 2.09(c)(ii) sets forth the priority given to multiple nominations exceeding the nominee limit.

- **Other Requirements.** The Proposal provides that "[n]o additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations." As noted above, the material restrictions imposed on proxy access nominees by Section 2.09 of the Bylaws – such as the ownership threshold and the limitation on the number of shareholder nominees – are similar to those provided for in the Proposal and thus are not "additional" restrictions as contemplated by the Proposal. In addition to these key requirements, the Company provides in its Proxy Access Provision a number of other requirements, many of which are similar to those provided for in the GE bylaw, that apply generally to the

> Company's director nominees and/or are necessary to make the Proxy Access Provision workable for all involved. For example, proxy access nominees must complete director questionnaires and otherwise meet the Company's eligibility and other requirements applicable to director nominees, must be independent, must not have a criminal background and must not be a "bad actor" under the SEC's rules. While certain of these requirements are not explicitly set out in the Company's governing documents with respect to director nominees generally, each requirement is fundamental to the Company and applied by the nominating committee in determining which candidates to recommend as nominees for election to the Board. Accordingly, the criteria that the nominating committee generally would apply to director nominees are also applied to proxy access nominees pursuant to the Proxy Access Provision. In the context of proxy access, we believe it is important for companies to be able to include this type of clarity around these types of necessary expectations for director nominees in light of the fact that the nominating committee will not have a role in selecting proxy access nominees. Further, these are terms that have become standard in company bylaws providing for proxy access and are not the types of terms that we believe would be viewed as unreasonable with regard to any director nominee, including proxy access nominees. In addition, notice of proxy access nominees will be required to be received by the Company in advance of the deadline for other outside nominees. This will enable the eligible shareholder, the proxy access nominee, and the Company to coordinate with regard to the various eligibility and informational requirements.

Finally, while we acknowledge that the Proposal requests "our board of directors to adopt, and present for shareholder approval, a 'proxy access' bylaw," we do not believe shareholder approval of the bylaw is a key element to satisfying the essential objective of the Proposal. By implementing unilaterally, the Board was able to provide proxy access to its shareholders within a timeframe that would not have been possible were its action subject to shareholder vote. For all of these reasons, we believe the Proxy Access Provision is consistent with the essential objective of the Proposal and "compares favorably with the guidelines of the proposal." As a result, and consistent with the Staff's determination in GE, the Company believes the Proposal should be deemed excludable as substantially implemented pursuant to Rule 14a-8(i)(10).

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10), on the basis that the Company has substantially implemented the Proposal.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at meredith.cross@wilmerhale.com or (202) 663-6644, or Jennifer C. McGarey, Corporate Vice President & Secretary, Northrop Grumman Corporation at Jennifer.Mcgarey@ngc.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Very truly yours,



Meredith B. Cross

Enclosures

cc: John Chevedden
Jennifer C. McGarey
Lillian C. Brown

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Ms. Jennifer C. McGarey
Corporate Secretary
Northrop Grumman Corporation (NOC)
2980 Fairview Park Drive
Falls Church, VA 22042
PH: 703-280-2900
PH: 703-280-4011
FX: 703-846-9616
FX: 844-888-9054

Dear Ms. McGarey,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to* FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

cc: Tiffany McConnell King <Tiffany.King@ngc.com>
Assistant General Counsel - Securities

[NOC – Rule 14a-8 Proposal, November 13, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

The Security and Exchange Commission's universal proxy access Rule 14a-11 was unfortunately vacated by 2011 a court decision. Therefore, proxy access rights must be established on a company-by-company basis.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion according to a cost-benefit analysis by the CFA Institute (Chartered Financial Analyst), *Proxy Access in the United States: Revisiting the Proposed SEC Rule.*

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

If there is a company response to this proposal that would introduce for discussion enabling governance text – it would be good to include governance text of less than 1000-words in plain English accompanied by an executive summary including a comparison with the Council of Institutional Investors position on this topic.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

NORTHROP GRUMMAN

Northrop Grumman Corporation
Corporate Office

Office of the Corporate Secretary
2980 Fairview Park Drive
MailStop 12183A
Falls Church, VA 22042

November 16, 2015

VIA EMAIL *** FISMA & OMB Memorandum M-07-16 *** **AND FEDEX**

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Your Letter dated November 14, 2015
Regarding Shareholder Proxy Access

Dear Mr. Chevedden:

This will acknowledge receipt of your letter purporting to invoke the Securities & Exchange Commission ("SEC") Rule 14a-8 (the "Rule") to submit a proposal for inclusion in the Company's proxy materials for the next Annual Shareholders Meeting.

Please be advised that you have not provided Northrop Grumman Corporation (the "Company") with documentation necessary to prove that you meet the stock ownership requirements of the Rule. Accordingly, unless you correct this deficiency within 14 days of your receipt of this letter, the Company intends to exclude your proposal on the basis of your lack of compliance with the Rule's eligibility and procedural requirements.

If your respond in a timely manner, please be advised that the Company reserves its right to seek to exclude your proposal, or portions thereof, from its proxy materials on substantive grounds under the Rule.

Very truly yours,



Jennifer C. McGarey

Personal Investing

P.O. Box 770001
Covington, KY 45277-0045



NOC
Post-it® Fax Note 7671

To Jennifer McGrey	Date 11-19-15	# of pages ▸
Co./Dept.	From John Chevedden	
Phone #	Co.	
Fax # 703-846-9616	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
	Fax #	

November 18, 2015

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 50 shares of Fiserv, Inc. (CUSIP: 337738108, trading symbol: FISV), no fewer than 50 shares of Citigroup, Inc. (CUSIP: 172967424, trading symbol: C), no fewer than 50 shares of United Parcel Service (CUSIP: 911312106, trading symbol: UPS), no fewer than 100 shares of Autonation, Inc.(CUSIP: 05329W102, trading symbol: AN), no fewer than 100 shares of Northrop Grumman Corp. Holding Company (CUSIP: 666807102, trading symbol: NOC) and no fewer than 50 shares of Eastman Chemical Company (CUSIP: 277432100, trading symbol: EMN) since October 1, 2014.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W421268-17NOV15

McGarey, Jennifer C (CO)

From: McGarey, Jennifer C (CO)
Sent: Wednesday, December 30, 2015 7:07 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Shareholder Proposal

Dear Mr. Chevedden:

We would like to schedule a time to discuss the shareholder proposal you submitted to Northrop Grumman. Please let me know if there is a convenient time to have a call the week of January 4th.

Thanks very much. Jennifer McGarey

Jennifer C. McGarey
Corporate Vice President & Secretary
Northrop Grumman Corporation
2980 Fairview Park Drive
Falls Church, VA 22042

703-280-4011 (Office)
844-888-9054 (Fax)
Jennifer.mcgarey@ngc.com (Email)

McGarey, Jennifer C (CO)

From: McGarey, Jennifer C (CO)
Sent: Friday, January 01, 2016 5:03 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (NOC)

Mr. Chevedden –

Let's plan for January 5th at 12:30 PT. What is the best number to reach you?

Thanks – Jennifer McGarey

Jennifer C. McGarey
Corporate Vice President & Secretary
Northrop Grumman Corporation
2980 Fairview Park Drive
Falls Church, VA 22042

703-280-4011 (Office)
844-888-9054 (Fax)
Jennifer.mcgarey@ngc.com (Email)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 31, 2015 12:39 AM
To: McGarey, Jennifer C (CO)
Subject: EXT :Proxy Access (NOC)

Dear Ms. McGarey,
January 5th or 6th at 12:30 PT would be good (one person for each side).
John Chevedden

McGarey, Jennifer C (CO)

From: McGarey, Jennifer C (CO)
Sent: Tuesday, January 05, 2016 2:25 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (NOC)

Thanks very much. We will call you at 12:30 pm PT today.

Jennifer C. McGarey
Corporate Vice President & Secretary
Northrop Grumman Corporation
2980 Fairview Park Drive
Falls Church, VA 22042

703-280-4011 (Office)
844-888-9054 (Fax)
Jennifer.mcgarey@ngc.com (Email)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, January 04, 2016 11:02 AM
To: McGarey, Jennifer C (CO)
Subject: EXT :Proxy Access (NOC)

Dear Ms. McGarey,
January 5th at 12:30 PT will be good (one person for each side).
John Chevedden

* FISMA & OMB Memorandum M-07-16 ***

McGarey, Jennifer C (CO)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 05, 2016 2:52 PM
To: McGarey, Jennifer C (CO)
Subject: EXT :Proxy Access (NOC)

We will call you at 12:30 pm PT today.
January 5th at 12:30 PT will be good (one person for each side).

EXHIBIT B

Exhibit 3.2

AMENDED AND RESTATED
BYLAWS OF
NORTHROP GRUMMAN CORPORATION
(A Delaware Corporation)

ARTICLE I
OFFICES

Section 1.01. Registered Office. The registered office of Northrop Grumman Corporation (the "Corporation") in the State of Delaware shall be at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, and the name of the registered agent at that address shall be The Corporation Trust Company.

Section 1.02. Principal Executive Office. The principal executive office of the Corporation shall be located at 2980 Fairview Park Drive, Falls Church, Virginia 22042. The Board of Directors of the Corporation (the "Board of Directors") may change the location of said principal executive office from time to time.

Section 1.03. Other Offices. The Corporation may also have an office or offices at such other place or places, either within or without the State of Delaware, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 2.01. Annual Meetings. The annual meeting of stockholders of the Corporation shall be held on such date and at such time as the Board of Directors shall determine. At each annual meeting of stockholders, directors shall be elected in accordance with the provisions of Section 3.04 hereof and any proper business may be transacted in accordance with the provisions of Section 2.08 hereof.

Section 2.02. Special Meetings.

(a) Subject to the terms of any class or series of Preferred Stock, special meetings of the stockholders of the Corporation may be called by the Board of Directors (or an authorized committee thereof) or the Chairperson of the Board of Directors and shall be called by the Secretary of the Corporation following the Secretary's receipt of written requests to call a meeting from the holders of at least 25% of the voting power (the "Required Percentage") of the outstanding capital stock of the Corporation (the "Voting Stock") who shall have delivered such requests in accordance with this bylaw. Except as otherwise required by law or provided by the terms of any class or series of Preferred Stock, special meetings of stockholders of the Corporation may not be called by any other person or persons.

(b) A stockholder may not submit a written request to call a special meeting unless such stockholder is a holder of record of Voting Stock on the record date fixed to determine the stockholders entitled to request the call of a special meeting. Any stockholder seeking to call a special meeting to transact business shall, by written notice to the Secretary, request that the Board of Directors fix a record date. A written request to fix a record date shall include all of the information that must be included in a written request to call a special meeting from a stockholder who is not a Solicited Stockholder, as set forth in the succeeding paragraph (c) of this bylaw. The Board of Directors may, within 10 days of the Secretary's receipt of a request to fix a record date, fix a record date to determine the stockholders entitled to request the call of a special meeting, which date shall not precede, and shall not be more than 10 days after, the date upon which the resolution fixing the record date is adopted. If a record date is not fixed by the Board of Directors, the record date shall be the date that the first written request to call a special meeting is received by the Secretary with respect to the proposed business to be conducted at a special meeting.

(c) Each written request for a special meeting shall include the following: (i) the signature of the stockholder of record signing such request and the date such request was signed, (ii) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, and (iii) for each written request submitted by a person or entity other than a Solicited Stockholder, as to the stockholder signing such request and the beneficial owner (if any) on whose behalf such request is made (each, a "party"):

(1) the name and address of such party;

(2) the class, series and number of shares of the Corporation that are owned beneficially and of record by such party (which information set forth in this clause shall be supplemented by such party not later than 10 days after the record date for determining the stockholders entitled to notice of the special meeting to disclose such ownership as of such record date);

(3) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such party, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such party with respect to shares of stock of the Corporation (which information set forth in this clause shall be supplemented by such party not later than 10 days after the record date for determining the stockholders entitled to notice of the special meeting to disclose such ownership as of such record date);

(4) any other information relating to each such party that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the "Exchange Act");

(5) any material interest of such party in one or more of the items of business proposed to be transacted at the special meeting; and

(6) a statement whether or not any such party will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of capital

stock of the Corporation required under applicable law to carry the proposal (such statement, a "Solicitation Statement").

For purposes of this bylaw, "Solicited Stockholder" means any stockholder that has provided a request in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A.

A stockholder may revoke a request to call a special meeting by written revocation delivered to the Secretary at any time prior to the special meeting; provided, however, that if any such revocation(s) are received by the Secretary after the Secretary's receipt of written requests from the holders of the Required Percentage of Voting Stock, and as a result of such revocation(s), there no longer are unrevoked requests from the Required Percentage of Voting Stock to call a special meeting, the Board of Directors shall have the discretion to determine whether or not to proceed with the special meeting. A business proposal shall not be presented for stockholder action at any special meeting if (i) any stockholder or beneficial owner who has provided a Solicitation Statement with respect to such proposal does not act in accordance with the representations set forth therein or (ii) the business proposal appeared in a written request submitted by a stockholder who did not provide the information required by the preceding clause (c)(2) or (c)(3) of this bylaw in accordance with such clauses.

(d) The Secretary shall not accept, and shall consider ineffective, a written request from a stockholder to call a special meeting (i) that does not comply with the preceding provisions of this bylaw, (ii) that relates to an item of business that is not a proper subject for stockholder action under applicable law, (iii) if such request is delivered between the time beginning on the 61st day after the earliest date of signature on a written request that has been delivered to the Secretary relating to an identical or substantially similar item (such item, a "Similar Item") and ending on the one-year anniversary of such earliest date, (iv) if a Similar Item will be submitted for stockholder approval at any stockholder meeting to be held on or before the 90th day after the Secretary receives such written request, or (v) if a Similar Item has been presented at the most recent annual meeting or at any special meeting held within one year prior to receipt by the Secretary of such request to call a special meeting.

(e) The Board of Directors shall determine in good faith whether the requirements set forth in subparagraphs (d) (ii) through (v) have been satisfied. Either the Secretary or the Board of Directors shall determine in good faith whether all other requirements set forth in this bylaw have been satisfied. Any determination made pursuant to this paragraph shall be binding on the Corporation and its stockholders.

(f) The Board of Directors shall determine the place, and fix the date and time, of any special meeting called at the request of one or more stockholders. The Board of Directors may submit its own proposal or proposals for consideration at a special meeting called by the Chairperson of the Board of Directors or called at the request of one or more stockholders. The record date or record dates for a special meeting shall be fixed in accordance with Section 213 of the Delaware General Corporation Law (as amended from time to time) (the "DGCL") (or any successor provision thereof). Business transacted at any special meeting shall be limited to the purposes stated in the notice of such meeting.

Section 2.03. Place of Meetings.

(a) Subject to Section 2.02(f), each annual or special meeting of stockholders shall be held at such location as may be determined by the Board of Directors or, if no such determination is made, at such place as may be determined by the Chairperson of the Board of Directors. If no location is so determined, the annual or special meeting shall be held at the principal executive office of the Corporation. Notwithstanding the foregoing, the Board of Directors may, in its sole discretion, determine that an annual meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 2.03(b).

(b) If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(1) participate in a meeting of stockholders; and

(2) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication; provided that (A) the Corporation implements reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation implements reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action is maintained by the Corporation.

Section 2.04. Notice of Meetings.

(a) Unless otherwise required by law, written notice of each annual or special meeting of stockholders stating the date and time of such meeting, the place, if any, where it is to be held, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the information required to gain access to the list of stockholders entitled to vote, if such list is to be open for examination only on a reasonably accessible electronic network, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. The purpose or purposes for which the meeting is called may, in the case of an annual meeting, and shall, in the case of a special meeting, also be stated. If mailed, notice is given when it is deposited in the United States mail, postage prepaid, directed to a stockholder at such stockholder's address as it shall appear on the records of the Corporation.

(b) Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation of the Corporation (the "Certificate") or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (i) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent, and (ii) such inability becomes known to the Secretary or an assistant secretary of the Corporation or to the transfer agent or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 2.04(b) shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice, (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (iv) if by any other form of electronic transmission, when directed to the stockholder. For purposes of these Bylaws, "electronic transmission" means any form of communication not directly involving the physical transmission of paper that creates a record the recipient may retain, retrieve and review and directly reproduce in paper form through an automated process.

(c) Without limiting the manner by which notice otherwise may be given effectively to stockholders, but subject to Section 233(d) of the DGCL (or any successor provision thereof), any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any stockholder who fails to object in writing to the Corporation, within 60 days of having been given written notice by the Corporation of its intention to send the single notice described in the preceding sentence, shall be deemed to have consented to receiving such single written notice.

Section 2.05. Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL or the Certificate or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein (and whether or not stating the business transacted at, or the purpose of, any meeting) shall be deemed equivalent to notice. Attendance of a person at a meeting will constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.06. Adjourned Meetings. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communication, if any, by which the stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than 30 days then notice of the place, if any, date and time of the adjourned meeting and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 2.07. Conduct of Meetings. All annual and special meetings of stockholders shall be conducted in accordance with such rules and procedures as the Board of Directors may determine subject to the requirements of applicable law and, as to matters not governed by such rules and procedures, as the chairperson of such meeting shall determine. Such rules or procedures, whether adopted by the Board of Directors or prescribed by the chairperson of such meeting, may include without limitation the following: (a) the establishment of an agenda or order of business for the meeting, (b) rules and procedures for maintaining order at the meeting and the safety of those present, (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine, (d) restrictions on entry to the meeting after the time fixed for commencement thereof, and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The chairperson of the meeting may adjourn or recess the meeting.

The chairperson of any annual or special meeting of stockholders shall be either the Chairperson of the Board of Directors or any person designated by the Chairperson of the Board of Directors. The Secretary, or in the absence of the Secretary, a person designated by the chairperson of the meeting, shall act as secretary of the meeting.

Section 2.08. Notice of Stockholder Business and Nominations. Nominations of persons for election to the Board of Directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's proxy materials with respect to such meeting, (b) by or at the direction of the Board of Directors, (c) by any stockholder of record of the Corporation (the "Record Stockholder") at the time of the giving of the notice required in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 2.08 or (d) by an Eligible Stockholder (as defined in Section 2.09) that complies with the requirements of Section 2.09 and the Bylaws. For the avoidance of doubt, the foregoing clauses (c) and (d) shall be the exclusive means for a stockholder to bring nominations or business (other than business included in the Corporation's proxy materials pursuant to Rule 14a-8 under the Exchange Act) at an annual meeting of stockholders.

For nominations or business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of the foregoing paragraph, (1) the Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, (2) any such business must be a proper matter for stockholder action under applicable law, and (3) the Record Stockholder and the beneficial owner, if any, on whose behalf any such proposal or nomination is made, must have acted in accordance with the representations set forth in the Solicitation Statement required by these Bylaws. To be timely, a Record Stockholder's notice shall be received by the Secretary at the principal executive offices of the Corporation not less than 90 or more than 120 days prior to the one-year anniversary of the date on which the Corporation first mailed its proxy materials (or in absence of proxy materials, its notice of meeting) for the preceding year's annual meeting of stockholders; provided, however, that, subject to the last sentence of this paragraph, if the annual meeting is convened more than 30 days prior to or delayed by more than 30 days after the one year anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, notice by the Record Stockholder to be timely must be so received not later than the close of business on the later of (i) the 135th day before such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. Notwithstanding anything in the preceding sentence to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Corporation at least 10 days before the last day a Record Stockholder may deliver a notice of nomination in accordance with the preceding sentence, a Record Stockholder's notice required by this bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation. In no event shall an adjournment of an annual meeting, or the postponement of an annual meeting for which notice has been given, commence a new time period (or extend any time period) for the giving of a stockholder's notice as described herein.

Such Record Stockholder's notice shall set forth: (a) if such notice pertains to the nomination of directors, as to each person whom the Record Stockholder proposes to nominate for election or reelection as a director (i) all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Exchange Act and such person's written consent to be named in the proxy statement as a nominee and to serve as a director if elected; (ii) a statement whether such person, if elected, will tender, promptly following such person's election, an irrevocable resignation effective upon such person's failure to receive the required vote for reelection at any future meeting at which such person would face reelection and upon acceptance of such resignation by the Board of Directors, in accordance with the Corporation's Principles of Corporate Governance; and (iii) a statement that such person is in compliance with, and will remain in compliance with, Section 3.15; while standing for election and during such person's service as a director; (b) as to any business that the Record Stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such Record Stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to (1) the Record Stockholder giving the notice and (2) the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a "party") (i) the name and address of each such party; (ii) the class, series and number of shares of the Corporation that are owned, directly or indirectly, beneficially and of record by each such party (which information set forth in this clause shall be supplemented by such stockholder or such beneficial owner, as the case may be, not later than 10 days after the record date for determining the stockholders entitled to notice of the meeting to disclose such ownership as of such record date); (iii) a description of any agreement, arrangement or understanding with respect to the nomination between or among such stockholder and such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing; (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such Record Stockholder or such beneficial owners, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder and such beneficial owner, with respect to shares of stock of the Corporation (which information set forth in this clause shall be supplemented by such party not later than 10 days after the record date for determining the stockholders entitled to notice of the special meeting to disclose such ownership as of such record date); (v) any other information relating to each such party that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act; (vi) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting; and (vii) a statement whether or not each such party will deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to carry the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of capital stock of the Corporation reasonably believed by the Record Stockholder or the beneficial holder, as the case may be, to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder and/or intends otherwise to solicit proxies from stockholders in support of such proposal or nomination (such statement, a "Solicitation Statement").

Only persons nominated in accordance with the procedures set forth in this Section 2.08 or Section 2.09 shall be eligible to serve as directors at an annual meeting of stockholders and only such business shall be conducted at an annual meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.08 or Section 2.09. The chairperson of the meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defectively proposed business or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting in accordance with Section 2.02. The notice of such special meeting shall include the purpose for which the meeting is called. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (a) by or at the direction of the Board of Directors or (b) by any stockholder of record of the Corporation at the time of giving of notice provided for in this paragraph, who shall be entitled to vote at the meeting and who delivers a written notice to the Secretary setting forth the information set forth in clauses (a) and (c) of the third paragraph of this Section 2.08. Nominations by stockholders of persons for election to the Board of Directors may be made at a special meeting of stockholders only if such stockholder's notice required by the preceding sentence shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the later of the 135th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall an adjournment of a special meeting, or a postponement of a special meeting for which notice has been given, commence a new time period for the giving of a Record Stockholder's notice. A person shall not be eligible for election or reelection as a director at a special meeting unless the person is nominated (i) by or at the direction of the Board of Directors or (ii) by a Record Stockholder in accordance with the notice procedures set forth in this Section 2.08.

For purposes of this Section 2.08, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed with or furnished to, the Securities and Exchange Commission (the "SEC") pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Notwithstanding the foregoing provisions of this Section 2.08, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters set forth in this Section 2.08. Nothing in this Section 2.08 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Section 2.09. Proxy Access. (a) For any annual meeting at which directors are to be elected, the Corporation shall include in its proxy statement and on its form of proxy the name of a stockholder nominee for election to the Board of Directors submitted pursuant to Section 2.08(d) and this Section 2.09 (each a "Proxy Access Nominee") provided (i) timely notice of such Proxy Access Nominee satisfying both Section 2.08 and this Section 2.09 ("Notice") is delivered to the Corporation by or on behalf of a stockholder or stockholders that, at the time the Notice is delivered, satisfy the ownership and other requirements of both Section 2.08 and this Section 2.09 (such stockholder or stockholders, and any person on whose behalf they are acting, the "Eligible Stockholder"); (ii) the Eligible Stockholder expressly elects in writing at the time of providing the Notice to have its nominee included in the Corporation's proxy statement pursuant to this Section 2.09; and (iii) the Eligible Stockholder (including each member of a group of persons that is an Eligible Stockholder hereunder), the Proxy Access Nominee and the nomination otherwise satisfy the requirements of this Section 2.09 and these Bylaws. To be timely, such notice must be received by the Secretary at the principal executive offices of the Corporation not less than 120 or more than 150 days prior to the one-year anniversary of the date on which the Corporation first mailed its proxy materials (or in the absence of proxy materials, its notice of meeting) for the preceding year's annual meeting of stockholders; provided, however, that, subject to the last sentence of this paragraph, if the annual meeting is convened more than 30 days prior to or delayed by more than 30 days after the one year anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, notice by the Eligible Stockholder to be timely must be so received not later than the close of business on the later of (x) the 135th day before such annual meeting or (y) the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment of an annual meeting, or the postponement of an annual meeting for which notice has been given (or with respect to which there has been a public announcement of the date of the meeting), commence a new time period (or extend any time period) for the giving of an Eligible Stockholder's notice as described herein.

(b) In addition to including the name of the Proxy Access Nominee in the Corporation's proxy statement for the annual meeting, the Corporation shall include (i) the information concerning the Proxy Access Nominee and the Eligible Stockholder (including as to each member of any group of persons that together is an Eligible Stockholder) that is required to be disclosed in the Corporation's proxy statement pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder and these Bylaws, including as specified in Section 3.15 of these Bylaws and (ii) if the Eligible Stockholder so elects, a Statement (defined below) (collectively, the "Required Information"). Nothing in this Section 2.09 shall limit the Corporation's ability to solicit against and include in its proxy statement its own statements relating to any Proxy Access Nominee.

(c)(i) The number of Proxy Access Nominees appearing in the Corporation's proxy statement with respect to a meeting of stockholders shall not exceed the greater of (A) two or (B) 20% of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to this Section 2.09 (the "Final Proxy Access Nomination Date") or, if such amount is not a whole number, the closest whole number below 20% (the "Permitted Number"); provided, however, that (1) any director in office as of the nomination deadline who was included in the Corporation's proxy materials as a Proxy Access Nominee for either of the two preceding annual meetings and whom the Board of Directors decides to nominate for election to the Board of Directors will be counted against the Permitted Number, and (2) in the event that one or more vacancies for any reason occurs on the Board of Directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of stockholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced.

(ii) In the event that the number of Proxy Access Nominees submitted by Eligible Stockholders pursuant to this Section 2.09 exceeds the Permitted Number, each Eligible Stockholder shall select one Proxy Access Nominee for inclusion in the Corporation's proxy statement until the Permitted Number is reached, going in the order of the amount (largest to smallest) of shares of the Corporation's capital stock each Eligible Stockholder disclosed as owned in the Notice. If the Permitted Number is not reached after each Eligible Stockholder has selected one Proxy Access Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the Permitted Number is reached. If any of the Proxy Access Nominees selected pursuant to this process are thereafter nominated by the Board of Directors ("Board Nominees"), not included in the Corporation's proxy statement, or are not submitted for director election for any reason (including the withdrawal of the nomination of such Proxy Access Nominee or the failure to comply with Section 2.08 and this Section 2.09), no additional nominee or nominees (other than any nominee already determined to be a Proxy Access Nominee who continues to comply with this Section 2.09) shall be included in the Corporation's proxy statement or otherwise submitted for director election pursuant to this Section 2.09.

(d)(i) An Eligible Stockholder must have owned (as defined below) continuously for at least three years a number of shares that represents 3% or more of the Corporation's outstanding shares of capital stock entitled to vote in the election of directors (the "Required Shares") as of both the date the Notice is delivered to or mailed and received by the Corporation and the record date for determining stockholders entitled to vote at the meeting and must continue to own the Required Shares through the date of the annual meeting. For purposes of satisfying the ownership requirement under this Section 2.09, the shares of the Corporation's capital stock owned by one or more stockholders, or by the person or persons who own the shares and on whose behalf any person is acting, may be aggregated, provided that the number of stockholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed 20, and a group of any two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by a single employer (or by a group of related employers that are under common control), or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or person for this purpose. With respect to any one particular annual meeting, no person may be a member of more than one group of persons constituting an Eligible Stockholder under this Section 2.09.

(ii) For purposes of this Section 2.09, a person shall be deemed to "own" only those outstanding shares of the Corporation's capital stock as to which the person possesses both (A) the full voting and investment rights pertaining to the shares and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (x) sold by such person or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation's capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such person's or affiliates' full right to vote or direct the voting of any such shares and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such person or affiliate. A person shall "own" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which (a) the person has loaned such shares, provided that the person has the power to recall such loaned shares on five business days' notice and promptly recalls such loaned shares upon being notified that any of its Proxy Access Nominees will be included in the Corporation's proxy statement, or (b) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. For purposes of this Section 2.09, the term "affiliate" shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings.

(e) The Eligible Stockholder (including each member of a group of persons that is an Eligible Stockholder hereunder) must provide with its Notice the following information in writing satisfactory to the Secretary (in addition to the information required to be provided by Section 2.08): (i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the Notice is delivered to or mailed and received by the Corporation, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder's agreement to provide, (A) within five business days after the record date for the meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date and (B) immediate notice if the Eligible Stockholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of stockholders; (ii) documentation satisfactory to the Corporation demonstrating that a group of funds qualifies to be treated as one stockholder or person within the meaning of Section 2.09(d)(i); (iii) a representation that the Eligible Stockholder (including each member of any group of persons that together is an Eligible Stockholder hereunder): (A) will continue to own the Required Shares through the date of the annual meeting, (B) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent, (C) has not nominated and will not nominate for election to the Board of Directors at the meeting any person other than the Proxy Access Nominee being nominated pursuant to this Section 2.09, (D) has not engaged and will not engage in, and has not and will not be, a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Proxy Access Nominee or a Board Nominee, (E) will not distribute to any stockholder any form of proxy for the meeting other than the form distributed by the Corporation, and (F) will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; (iv) the written consent of each Proxy Access Nominee to be named in the proxy statement as a nominee and to serve as a director if elected; (v) a copy of the Schedule 14N that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act; (vi) in the case of a nomination by a group of persons that together is an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and (vii) an undertaking that the Eligible Stockholder agrees to: (A) assume all liability stemming from any legal, regulatory or contractual violation arising out of the Eligible Stockholder's communications with the Corporation's stockholders or out of the information that the Eligible Stockholder provided to the Corporation, (B) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 2.09, (C) file with the SEC all soliciting and other materials as required by these Bylaws or the Exchange Act as well as any other communication with the Corporation's stockholders relating to the meeting at which the Proxy Access Nominee will be nominated, regardless of whether any such filing is required under Section 14 of the Exchange Act and the rules and regulations thereunder or whether any exemption from filing is available for such solicitation or other communication under Section 14 of the Exchange Act and the rules and regulations thereunder, and (D) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting.

(f) The Eligible Stockholder may include with its Notice an appropriate written statement for inclusion in the Corporation's proxy statement for the meeting, not to exceed 500 words per Proxy Access Nominee, in support of each of the Eligible Stockholder's Proxy Access Nominees (the "Statement"). Notwithstanding anything to the contrary contained in this Article II, the Corporation may omit from its proxy statement any information or Statement that it believes would violate any applicable law, rule, regulation or listing standard.

(g) Each Proxy Access Nominee must: (i) provide within five business days of the Corporation's request an executed agreement, in a form satisfactory to the Corporation or its designee, that: (A) the Proxy Access Nominee will adhere to the Corporation's Principles of Corporate Governance, Standards of Business Conduct and any and all other Corporation policies and guidelines applicable to directors including, without limitation, policies with regard to securities trading, (B) the Proxy Access Nominee meets all requirements for nomination, election and service as a director as set forth in the Corporation's Principles of Corporate Governance or otherwise stated by the Corporation, and (C) the Proxy Access Nominee is in compliance with, and will remain in compliance with, Section 3.15; in each case, while standing for election and during such person's service as a director; (ii) at the request of the Governance Committee, meet with the Governance Committee to discuss matters relating to the nomination of such Proxy Access Nominee as a director, such Proxy Access Nominee's eligibility to serve on the Board of Directors and such Proxy Access Nominee's potential service as a director; (iii) submit all completed and signed questionnaires and other forms required of the Corporation's Board of Directors within five business days of receipt of each such questionnaire from the Corporation; and (iv) provide within five business days of the Corporation's request such additional information as the Corporation determines may be necessary, including information necessary to permit the Corporation to determine: (A) if such Proxy Access Nominee is independent under the listing standards of each U.S. exchange upon which the Common Stock of the Corporation is listed, any applicable rules of the SEC and any standards used by the Board of Directors in determining and disclosing the independence of the Corporation's directors (the "Independence Standards"), (B) if such Proxy Access Nominee has any material direct or indirect relationship with the Corporation (or any of its subsidiaries), (C) if such Proxy Access Nominee meets all requirements established by the Corporation for nomination, election and service as a director and will be able to meet all obligations of a director, (D) is in compliance with all requirements of these Bylaws, including those specified in Section 2.09(i), and (E) if such Proxy Access Nominee is or has been subject to (1) any event specified in Item 401(f) of Regulation S-K (or successor rule) of the SEC or (2) any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act").

(h) In the event that any information or communications provided by the Eligible Stockholder or Proxy Access Nominee to the Corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Proxy Access Nominee, as the case may be, shall promptly notify the Secretary of any such inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication complete, true and correct, it being understood that providing such notice shall not be deemed to cure any defect or limit the Corporation's right to omit a Proxy Access Nominee from its proxy materials as provided in this Section 2.09.

(i) The Corporation shall not be required to include, pursuant to this Section 2.09, a Proxy Access Nominee in its proxy statement (or, if the proxy statement has already been filed, to allow the nomination of a Proxy Access Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation): (i) for any meeting for which the Secretary receives a notice that a stockholder has nominated a person for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees for director set forth in Section 2.08 and such stockholder does not expressly elect at the time of providing the notice to have its nominee included in the Corporation's proxy materials pursuant to this Section 2.09; (ii) if the Eligible Stockholder (including each member of any group of persons that is an Eligible Stockholder hereunder) who has nominated the Proxy Access Nominee has nominated for election to the Board of Directors at the meeting any person other than the Proxy Access Nominee(s) being nominated pursuant to this Section 2.09, or has or is engaged in, or has been or is a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Proxy Access Nominee(s) or a Board Nominee under this Section 2.09; (iii) who is not independent under the Independence Standards; (iv) whose election as a member of the Board of Directors would be inconsistent with, or cause the Corporation to be in violation of these Bylaws, the Certificate, the Corporation's Principles of Corporate Governance, the listing standards of any exchange upon which the Corporation's capital stock is traded or any applicable state or federal law, rule or regulation; (v) if the Proxy Access Nominee does not meet any requirement of the Corporation's Principles of Corporate Governance, including those for nomination, election and service as a Board of Directors or stockholder nominee, or as a director; (vi) if the Proxy Access Nominee is or becomes a party to any agreement, arrangement or understanding with any person or entity that would compromise the Proxy Access Nominee's ability to fulfill their fiduciary duties as an independent director; (vii) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended (a "Competitor"); (viii) whose business or personal interests present a conflict of interest with the Corporation, including as a result of continued receipt of any form of compensation or financial benefit from a Competitor (such as pension payments), or interfere with the Proxy Access Nominee's ability fully to meet the fiduciary duties of directors, including, but not limited to, the duty of loyalty and duty of care; (ix) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years; (x) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act; (xi) if such Proxy Access Nominee or the applicable Eligible Stockholder (including any member of a group of persons that is an Eligible Stockholder hereunder) shall have provided information to the Corporation with respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading; or (xii) if the Eligible Stockholder or applicable Proxy Access Nominee breaches or otherwise contravenes any of the agreements, representations or undertakings made by such Eligible Stockholder or Proxy Access Nominee or fails to comply with its obligations pursuant to this Section 2.09.

(j) Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the meeting shall be entitled to declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation, if the Eligible Stockholder (or a qualified representative thereof) does not appear at the meeting to present the nomination pursuant to this Section 2.09.

(k) The Board of Directors (and any other person or body authorized by the Board of Directors) shall have the power and authority to interpret this Section 2.09, Section 2.08 and Section 3.15 and to make any and all determinations necessary or advisable to apply such sections to any persons, facts or circumstances, including the power to determine (i) whether a person or group of persons qualifies as an Eligible Stockholder; (ii) whether outstanding shares of the Corporation's capital stock are "owned" for purposes of meeting the ownership requirements of this Section 2.09; (iii) whether a notice submitted pursuant to this Section 2.09 complies with the requirements of Section 2.08 and this Section 2.09; (iv) whether a person satisfies the qualifications and requirements imposed by Section 2.08 and this Section 2.09 to be a Proxy Access Nominee; (v) whether inclusion of the Required Information in the Corporation's proxy statement is consistent with all applicable laws, rules, regulations and listing standards; and (vi) whether any and all requirements of Section 2.08 and Section 3.15 and this Section 2.09 have been satisfied. Any such interpretation or determination adopted in good faith by the Board of Directors (or any other person or body authorized by the Board of Directors) shall be binding on all persons, including the Corporation and all record or beneficial owners of stock of the Corporation.

Section 2.10. Quorum. Unless or except to the extent that the presence of a larger number may be required by law, by the rules of any stock exchange upon which the Corporation's securities are traded, the Certificate or these Bylaws, at any meeting of stockholders, the presence, in person or by proxy, of the holders of record of a majority of the voting power of all the shares of the Corporation's capital stock then issued and outstanding and entitled to vote at the meeting shall constitute a quorum for the transaction of business. Where a separate vote by a class or classes or series is required, a majority of the voting power of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to the vote on that matter. The chairperson of the meeting may adjourn the meeting (whether or not a quorum is present) from time to time. At any reconvened meeting following such an adjournment at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting.

Section 2.11. Votes Required. When a quorum is present at a meeting, a matter submitted for stockholder action shall be approved if the votes cast "for" the matter exceed the votes cast "against" such matter, unless a greater or different vote is required by statute, any applicable law or regulation (including the applicable rules of any stock exchange), the rights of any authorized class of stock, the Certificate or these Bylaws. Unless the Certificate or a resolution of the Board of Directors adopted in connection with the issuance of shares of any class or series of stock provides for a greater or lesser number of votes per share, or limits or denies voting rights, each outstanding share of stock, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 2.12. Proxies. A stockholder may vote the shares owned of record by such stockholder either in person or by proxy in any manner permitted by law, including by execution of a proxy in writing or by telex, telegraph, cable, facsimile or electronic transmission, by the stockholder or by the duly authorized officer, director, employee or agent of such stockholder. No proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period. A duly executed proxy will be irrevocable if it states it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to the immediately preceding paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Section 2.13. Stockholder Action by Written Consent. (a) The holders of Common Stock of the Corporation may take action by written consent in lieu of a meeting of stockholders if, in accordance with and subject to the conditions and restrictions set forth in the Certificate and these Bylaws (as amended from time to time), (i) record holders of at least 25% of the outstanding Common Stock of the Corporation have submitted written requests to the Secretary of the Corporation asking that the Board of Directors fix a record date to determine the stockholders entitled to deliver written consents for the action or actions proposed to be taken (the "Soliciting Stockholders"); (ii) such written requests include all of the required information with respect to such action or actions and with respect to such Soliciting Stockholder(s) and the beneficial owners (if any) on whose behalf such written requests are made; (iii) the Board of Directors fixes such a record date or has failed to do so within ten days after the Secretary certifies to the Board of Directors that he or she has received written requests from the requisite holders of Common Stock; (iv) written consents are solicited from all stockholders entitled to deliver a written consent by one or more of the Soliciting Stockholder(s), and the solicitation materials delivered by such Soliciting Stockholder(s) include a description of the action or actions proposed to be taken by written consent and, with respect to each person or entity directing such solicitation or on whose behalf such solicitation is made, a description of any material interest of such Soliciting Stockholder in the action or actions proposed to be taken by written consent, as well as any other required information; and (v) written consents setting forth the action or actions to be taken are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered to the Corporation in the manner required by Section 228 of the DGCL. The holders of Common Stock of the Corporation may not act by written consent in lieu of a meeting of stockholders except (a) in accordance with the preceding sentence or (b) pursuant to a resolution adopted by the Board of Directors authorizing one or more actions to be taken by written consent. Any written consent to take action in lieu of a meeting of stockholders may be revoked prior to the effectiveness of the stockholder action or actions set forth in such written consent. References in this bylaw to a written consent shall be deemed to include a telegram, cablegram or other electronic transmission consenting to an action to be taken if such transmission complies with Section 228(d) of the DGCL.

(b) Each written request of a Soliciting Stockholder(s) asking that the Board of Directors fix a record date to determine the stockholders entitled to deliver written consents shall include the following: (i) the signature of the stockholder of record signing such written request and the date such written request was signed; (ii) the action or actions proposed to be taken by written consent and the reasons for seeking stockholder approval of such actions; and (iii) for each written request submitted by a person or entity other than a Solicited Stockholder, as to the stockholder signing such written request and the beneficial owner (if any) on whose behalf such written request is made (each, a "party"):

(1) the name and address of such Soliciting Stockholder(s);

(2) the class, series and number of shares of the Corporation that are owned beneficially and of record by such Soliciting Stockholder(s) (which information set forth in this clause shall be supplemented by such Soliciting Stockholder(s) not later than 10 days after the record date for determining the stockholders entitled to act by written consent to disclose such ownership as of such record date);

(3) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Soliciting Stockholder's written request by, or on behalf of, such Soliciting Stockholder (s), the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Soliciting Stockholder(s) with respect to shares of stock of the Corporation (which information set forth in this clause shall be supplemented by such Soliciting Stockholder(s) not later than 10 days after the record date for determining the stockholders entitled to act by written consent to disclose such ownership as of such record date);

(4) any other information relating to each such Soliciting Stockholder(s) that would be required to be disclosed in a proxy statement or other filings required to be made in

connection with solicitations of proxies for the proposal pursuant to Section 14 of the Exchange Act;

(5) any material interest of such Soliciting Stockholder(s) in any of the actions to be taken by written consent;

(6) if directors are to be elected by written consent, with respect to each person proposed to be elected by written consent: (i) all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Exchange Act and such person's written consent to serve as a director if elected; and (ii) a statement whether such person, if elected, intends to tender an irrevocable resignation consistent with the Corporation's Principles of Corporate Governance; and

(7) a statement whether or not any such Soliciting Stockholder(s) will deliver a proxy statement and form of proxy to all stockholders entitled to deliver a written consent (such statement hereinafter for purposes of this Section 2.12, a "Solicitation Statement").

For purposes of this bylaw, "Solicited Stockholder" means any stockholder that has provided a written request in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A.

(c) For purposes of this bylaw and Certificate, Soliciting Stockholder(s) shall have fulfilled the requirement to solicit written consents from all stockholders entitled to deliver a written consent if they have undertaken all reasonable efforts to solicit written consents from all stockholders entitled to deliver a written consent.

(d) The Secretary shall not accept, and shall consider ineffective, a written request pursuant to Section 2.12(a)(i) asking that the Board of Directors fix a record date (i) that does not comply with the preceding provisions of this bylaw; (ii) that relates to an item of business that is not a proper subject for stockholder action under applicable law; (iii) if such written request is delivered between the time beginning on the 31st day after the earliest date of signature on a written request that has been delivered to the Secretary relating to an identical or substantially similar item (hereinafter for purposes of this Section 2.12, a "Similar Item") and ending on the one-year anniversary of such earliest date; (iv) if a Similar Item will be submitted for stockholder approval at any stockholder meeting to be held on or before the 120th day after the Secretary receives such written request; or (v) if a Similar Item has been presented at the most recent annual meeting or at any special meeting held within one year prior to the receipt by the Secretary of such written request. The Board of Directors may fix a record date to determine the stockholders entitled to deliver written requests, whether or not the Corporation has already received one or more written requests pursuant to Section 2.12(a) of this bylaw. A written request may be revoked prior to the receipt of written requests from the holders of 25% of the outstanding Common Stock of the Corporation.

(e) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. The Board of Directors shall promptly, but in all events within 10 days after the Secretary certifies to the Board of Directors that the Secretary has received the requisite number of valid written requests in accordance with the foregoing provisions of this bylaw, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board of Directors pursuant to the first sentence of this Section 2.12(e)). If no record date has been fixed by the Board of Directors within such 10-day period, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action proposed to be taken is delivered to the Corporation in the manner permitted by Section 228 of the DGCL. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(f) In addition to the other requirements set forth in this bylaw and the Certificate, no written consent with respect to one or more stockholder actions shall be valid or effective if the stockholders who delivered written requests asking the Board of Directors to fix a record date do not comply with (i) clause (iv) of Article ELEVENTH of the Certificate and (ii) the supplemental disclosure requirements set forth in Sections 2.12(b)(2) and (3) of this bylaw.

(g) In the event of the delivery, in the manner provided by Section 228 of the DGCL, to the Corporation of the requisite written consent or consents to take corporate action after giving effect to any related revocation or revocations, the Corporation shall engage independent inspector or inspectors of elections for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspector or inspectors to perform such review, no action by written consent without a meeting shall be effective until such date as the independent inspector or inspectors certify to the Corporation that the consents delivered to the Corporation in accordance with applicable law represent at least the minimum number of votes that would be necessary to take the corporate action. The action by written consent will take effect as of the date and time of the certification of the written consents and will not relate back to the date the written consents were delivered to the Corporation. In conducting the review required by this paragraph, the independent inspector or inspectors may, at the expense of the Corporation, retain legal counsel and any other necessary or appropriate professional advisors and such other personnel as they may deem necessary or appropriate to assist them and shall be fully protected in relying in good faith upon the opinion of such counsel or advisors. Nothing contained in this bylaw shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspector or inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation). If after such review the independent inspector or inspectors shall determine that the written consent or consents are valid and that the action specified therein has been validly authorized, that fact shall forthwith be certified on the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders, and the written consent or consents shall be filed in such records.

(h) Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders entitled thereto, in accordance with Section 228(e) of the DGCL and other applicable law.

(i) The Board of Directors shall determine in good faith whether the requirements set forth in this bylaw and the Certificate have been satisfied. If the Board of Directors shall determine that any written request asking the Board of Directors to fix a record date to take action by written consent was not properly made in accordance with this bylaw or the Certificate, or if the Board of Directors shall determine that the stockholder or stockholders seeking to take such action do not otherwise comply with this bylaw and the Certificate, then the Board of Directors shall not be required to fix a record date and any such purported action by written consent shall be null and void to the fullest extent permitted by applicable law. In addition to the requirements of this bylaw and the Certificate with respect to stockholders seeking to take an action by written consent, any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall comply with all requirements of applicable law, including all requirements of the Exchange Act, with respect to such action.

Section 2.14. List of Stockholders. The Secretary of the Corporation shall, in the manner provided by law, prepare and make (or cause to be prepared and made) a complete list of stockholders entitled to vote at any meeting of stockholders, provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order and showing the address of, and the number of shares registered in the name of, each stockholder. Nothing contained in this section shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting in the manner provided by law. If a meeting is to be held at a place, then a list of the stockholders entitled to vote at the meeting shall also be produced and kept at the time and place of the meeting during the duration thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list will also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list will be provided with the notice of the meeting.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.15. Inspectors of Election. In advance of any meeting of stockholders, the Corporation may, and to the extent required by law shall, appoint Inspectors of Election to act at such meeting or at any adjournment or postponement thereof. The Corporation may designate one or more alternate inspectors to replace any inspector who fails to act. If such inspectors, or alternate inspectors, are not so appointed or fail or refuse to act, the chairperson of any such meeting may (and, to the extent required by law, shall) make such an appointment. The number of Inspectors of Election shall be one (1) or three (3). If there are three Inspectors of Election, the decision, act or certificate of a majority shall be effective and shall represent the decision, act or certificate of all.

No such inspector need be a stockholder of the Corporation. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector's ability.

The Inspectors of Election shall have such duties and responsibilities as required under Section 231 of the DGCL (or any successor provision thereof).

ARTICLE III
DIRECTORS

Section 3.01. Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. Number. Except as otherwise fixed pursuant to the provisions of Section 2 of Article Fourth of the Certificate in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, the exact number of directors of the Corporation shall be fixed from time to time by a resolution duly adopted by the Board of Directors.

Section 3.03. Lead Independent Director. If at any time the Chairperson of the Board of Directors is not independent as that term is defined under the then applicable rules and regulations of each national securities exchange upon which shares of the stock of the Corporation are listed for trading and of the SEC, the independent directors may designate from among them a Lead Independent Director having the duties and responsibilities set forth in the applicable rules of each such national securities exchange and as otherwise determined by the Board of Directors from time to time.

Section 3.04. Election and Term of Office. Except as provided in Section 3.07 hereof and subject to the right to elect additional directors under specified circumstances which may be granted, pursuant to the provisions of Section 2 of Article Fourth of the Certificate, to the holders of any class or series of Preferred Stock, directors shall be elected by the stockholders of the Corporation for a term expiring at the annual meeting of stockholders following their election. A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (a) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with Section 2.08 or Section 2.09 and (b) such nomination has not been withdrawn by such stockholder on or before the 10th day before the Corporation first mails its notice of meeting for such meeting to the stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

Section 3.05. Resignations. Any director may resign at any time by submitting a resignation to the Corporation in writing or by electronic transmission. Such resignation shall take effect at the time of its receipt by the Corporation unless such resignation is effective at a future time or upon the happening of a future event or events in which case it shall be effective at such time or upon the happening of such event or events. Unless the resignation provides otherwise, the acceptance of a resignation shall not be required to make it effective.

Section 3.06. Removal. Subject to the right to elect directors under specified circumstances which may be granted pursuant to Section 2 of Article Fourth of the Certificate to the holders of any class or series of Preferred Stock, any director may be removed from office with or without cause.

Section 3.07. Vacancies and Additional Directorships. Except as otherwise provided pursuant to Section 2 of Article Fourth of the Certificate in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for a term that shall end at the first annual meeting following his or her election and shall remain in office until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever comes first. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 3.08. Meetings. Promptly after, and on the same day as, each annual election of directors by the stockholders, the Board of Directors shall, if a quorum be present, meet in a meeting (the "Organizational Meeting") to elect a Chairperson of the Board of Directors, elect a Lead Independent Director, if any, appoint members of the standing committees of the Board of Directors, elect officers of the Corporation and conduct other business as appropriate. Additional notice of such meeting need not be given if such meeting is conducted promptly after the annual meeting to elect directors and if the meeting is held in the same location where the election of directors was conducted. Regular meetings of the Board of Directors shall be held at such times and places as the Board of Directors shall determine and as shall be publicized among all directors.

Directors may participate in regular or special meetings of the Board of Directors or any committee designated by the Board of Directors by means of conference telephone or other communications equipment by means of which all other persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

A special meeting of the Board of Directors may be called by the Chairperson or the Lead Independent Director of the Board of Directors, the Chief Executive Officer or a majority of the directors then in office and shall be held at such place, if any, on such date and at such time as the person or persons calling such meeting may fix.

Section 3.09. Notice of Meetings. A notice of each regular meeting of the Board of Directors shall not be required. Notice of special meetings shall be either (a) mailed to each director at least 5 days before the meeting, addressed to the director's usual place of business or to his or her residence address or to an address specifically designated by the director or (b) given by telephone, telegraph, telex, facsimile or electronic transmission not less than 24 hours before the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation's principal executive office) nor the purpose of the meeting, unless otherwise required by law. Unless otherwise indicated in the notice of a meeting, any and all business may be transacted at a meeting of the Board of Directors. Notice of any meeting of the Board of Directors may be waived by a director in writing, or by electronic transmission, at any time before or after the meeting (and whether or not stating the business transacted at, or the purpose of, any meeting), and such a waiver shall be deemed to be equivalent to notice, and attendance of any director at a meeting shall constitute a waiver of notice of such meeting, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 3.10. Action without Meeting. Unless otherwise restricted by the Certificate, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing, or by electronic transmission and such writing or writings or electronic transmission filed with the minutes of the proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.11. Quorum. At all meetings of the Board of Directors, directors constituting a majority of the total number of directors shall constitute a quorum for the transaction of business. In the absence of a quorum, the directors present, by majority vote and without notice or waiver thereof, may adjourn the meeting to another date, place, if any, and time. At any reconvened meeting following such an adjournment at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 3.12. Votes Required. Except as otherwise required by applicable law, the Certificate or these Bylaws, the vote of a majority of the directors present at a meeting duly held at which a quorum is present shall be sufficient to pass any measure.

Section 3.13. Place and Conduct of Meetings. Other than the Organizational Meeting, each meeting of the Board of Directors shall be held at the location determined by the person or persons calling such meeting. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine. The chairperson of any regular or special meeting shall be the Chairperson of the Board of Directors, or in the absence of the Chairperson a person designated by the Board of Directors. The Secretary, or in the absence of the Secretary a person designated by the chairperson of the meeting, shall act as secretary of the meeting.

Section 3.14. Fees and Compensation. Directors shall be paid such compensation as may be fixed from time to time by resolutions of the Board of Directors. Compensation may be in the form of an annual retainer fee or a fee for attendance at meetings, or both, or in such other form or on such basis as the resolutions of the Board of Directors shall fix. Directors shall be reimbursed for all reasonable expenses incurred by them in attending meetings of the Board of Directors and committees appointed by the Board of Directors and in performing compensable extraordinary services. Nothing contained herein shall be construed to preclude any director from serving the

Corporation in any other capacity, such as an officer, agent, employee, consultant or otherwise, and receiving compensation therefor.

Section 3.15. Compensation and Voting Agreements. No person shall be eligible for nomination or service as a director if he or she is or becomes a party to (a) any undisclosed compensatory, payment or other financial agreement, arrangement or understanding with any person or entity in connection with his or her nomination, (b) any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation in connection with his or her service or action as a director of the Corporation, or (c) any agreement, arrangement or understanding with any person or entity as to how the director would vote or act on any issue or question as a director. Any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity in connection with such person's nomination shall be limited to reimbursement of reasonable expenses incurred by the nominee in connection with his or her nomination that are fully disclosed in the Corporation's proxy statement for the meeting of shareholders at which such person's nomination is to be considered.

Section 3.16. Committees of the Board of Directors. The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

Section 3.17. Meetings of Committees. Each committee of the Board of Directors shall fix its own rules of procedure and shall act in accordance therewith, except as otherwise provided herein or required by applicable law and any resolutions of the Board of Directors governing such committee. A majority of the members of each committee shall constitute a quorum thereof, except that when a committee consists of one or two members then one member shall constitute a quorum.

Section 3.18. Subcommittees. Unless otherwise provided in the Certificate or the resolutions of the Board of Directors establishing a committee, or in the charter of a committee, a committee may create one or more subcommittees, which consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE IV
OFFICERS

Section 4.01. Designation, Election and Term of Office. The Corporation shall have a Chairperson of the Board of Directors, a Chief Executive Officer, a Secretary and a Treasurer and such other officers as the Board of Directors deems appropriate, including to the extent deemed appropriate by the Board of Directors, a President, a Chief Financial Officer, a Chief Legal Officer and one or more Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. These corporate officers shall be elected annually by the Board of Directors at the Organizational Meeting immediately following the annual meeting of stockholders and each such corporate officer shall hold office until a successor is elected or until his or her earlier resignation, death or removal. Any vacancy in any of the above corporate offices may be filled for an unexpired portion of the term by the Board of Directors at any meeting thereof. The Chief Executive Officer may, by a writing filed with the Secretary, designate titles for employees and agents, as, from time to time, may appear necessary or advisable in the conduct of the affairs of the Corporation and, in the same manner, terminate or change such titles.

Section 4.02. Chairperson of the Board of Directors. The Board of Directors shall designate the Chairperson of the Board of Directors from among its members. The Chairperson of the Board of Directors shall preside at all meetings of the Board of Directors, and shall perform such other duties as shall be delegated to him or her by the Board of Directors.

Section 4.03. Chief Executive Officer. Subject to the direction of the Board of Directors, the Chief Executive Officer shall be responsible for the general supervision, direction and control of the business and affairs of the Corporation.

Section 4.04. President. The President shall perform such duties and have such responsibilities as may from time to time be delegated or assigned to him or her by the Board of Directors or the Chief Executive Officer.

Section 4.05. Chief Financial Officer. The Chief Financial Officer of the Corporation shall be responsible to the Chief Executive Officer for the management and supervision of all financial matters and to provide for the financial stability of the Corporation. The Chief Financial Officer shall also perform such additional duties as may be assigned to the Chief Financial Officer from time to time by the Board of Directors or the Chief Executive Officer.

Section 4.06. Chief Legal Officer. The Chief Legal Officer of the Corporation shall be the General Counsel who shall be responsible to the Chief Executive Officer for the management and supervision of all legal matters. The Chief Legal Officer shall also perform such additional duties as may be assigned to the Chief Legal Officer from time to time by the Board of Directors or the Chief Executive Officer.

Section 4.07. Secretary. The Secretary shall keep the minutes of the meetings of the stockholders, the Board of Directors and all committee meetings. The Secretary shall be the custodian of the corporate seal and shall have the power to affix it to all documents that the Secretary is authorized by law or the Board of Directors to sign and seal. The Secretary also shall perform such other duties as may be assigned to the Secretary from time to time by the Board of Directors, the Chief Executive Officer or the General Counsel.

Section 4.08. Treasurer. The Treasurer shall be accountable to the Chief Financial Officer, and shall perform such duties as may be assigned to the Treasurer from time to time by the Board of Directors, the Chief Executive Officer, the Chief Financial Officer or the Senior Vice President, Finance.

Section 4.09. Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. Executive vice presidents, senior vice presidents, vice presidents and other officers of the Corporation that are elected by the Board of Directors shall perform such duties as may be assigned to them from time to time by the Chief Executive Officer.

Section 4.10. Appointed Officers. The Board of Directors or the Chief Executive Officer may appoint one or more Corporate Staff Vice Presidents, officers of groups or divisions or assistant secretaries, assistant treasurers and such other assistant officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as may be specified from time to time by the Board of Directors or the Chief Executive Officer.

Section 4.11. Absence or Disability of an Officer. In the case of the absence or disability of an officer of the Corporation, the Board of Directors, or any officer designated by it, or the Chief Executive Officer may, for the time of the absence or disability, delegate such officer's duties and powers to any other officer of the Corporation.

Section 4.12. Officers Holding Two or More Offices. The same person may hold any two or more of the above-mentioned offices except that the Secretary shall not be the same person as the Chief Executive Officer or the President.

Section 4.13. Compensation. The Board of Directors shall have the power to fix the compensation of all officers and employees of the Corporation and to delegate such power to a committee of the Board of Directors or to management.

Section 4.14. Resignations. Any officer may resign at any time by submitting a resignation to the Corporation in writing or by electronic transmission. Any such resignation shall take effect at the time of receipt by the Corporation unless such resignation is effective at a future time or upon the happening of a future event or events, in which case it shall be effective at such time or upon the happening of such event or events. Unless the resignation provides otherwise, the acceptance of a resignation shall not be required to make it effective.

Section 4.15. Removal. The Board of Directors may remove any elected officer of the Corporation, with or without cause. Any appointed officer of the Corporation may be removed, with or without cause, by the Chief Executive Officer or the Board of Directors.

Section 4.16. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer, employee or agent, notwithstanding any provisions hereof.

ARTICLE V
INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

Section 5.01. Right to Indemnification. Each person who was or is made a party, or is threatened to be made a party, to any pending or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that (a) he or she is or was a director, officer, employee or agent of the Corporation or (b) he or she is or was serving at the request of the Board of Directors or an executive officer (as such term is defined in Section 16 of the Exchange Act) of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (any person described in clause (a) or (b) of this sentence, an "indemnitee"), shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), or by other applicable law as then in effect, against all expense, liability, and loss (including attorneys' fees, costs and charges, judgments, fines, ERISA excise taxes or penalties, penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith. The right to indemnification provided by this Article V shall apply whether or not the basis of such proceeding is alleged action in an official capacity as such a director, officer, employee or agent or in any other capacity while serving as such a director, officer, employee or agent. Notwithstanding anything in this Article V to the contrary, except as provided in Section 5.03 with respect to proceedings to enforce rights to indemnification or advancement, the Corporation shall indemnify and/or provide advancement of expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Corporation.

Section 5.02. Advancement of Expenses. The right to indemnification conferred in Section 5.01 shall include the right to have the expenses (including attorneys' fees) incurred in defending or preparing for any such proceeding in advance of its final disposition paid by the Corporation; provided, however, that if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is to be rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking containing such terms and conditions, including the requirement of security, as the Board of Directors deems appropriate (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Article V or otherwise. Except as provided in Section 5.03, and notwithstanding the foregoing, the Corporation shall not be obligated to advance fees and expenses to an indemnitee in connection with a proceeding against such person that is instituted by the Corporation pursuant to an authorization from the Board of Directors, a committee of the Board of Directors or an officer or employee of the Corporation.

Section 5.03. Right of Indemnitee to Bring Suit. If a claim under Section 5.01 or 5.02 is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses under Section 5.02, in which case the applicable period shall be 30 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If the indemnitee is successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation. In addition to the foregoing rights of an indemnitee, if an indemnitee becomes a party to, or is involved in, any proceeding initiated by the Corporation or any governmental or regulatory body to require the indemnitee to repay an advancement of expenses from the Corporation or to obtain a determination from a judicial or regulatory body that indemnification is prohibited by applicable law, the Corporation shall, to the fullest extent permitted by law, indemnify the indemnitee for the expenses the indemnitee incurs in such suit and advance expenses to the indemnitee prior to the final disposition of such suit.

Section 5.04. Nonexclusivity of Rights. (a) The rights to indemnification and to the advancement of expenses conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provisions of the Certificate, Bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. (b) The Corporation may maintain insurance, at its expense, to protect itself and any past or present director, officer, employee or agent of the Corporation or any person who is or was serving at the request of the Board of Directors or an executive officer (as that term is defined in Section 16 of the Exchange Act) of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Corporation may enter into contracts with any indemnitee in furtherance of the provisions of this Article and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Article. (c) The Corporation may without reference to Sections 5.01 through 5.04 (a) and (b) hereof, pay the expenses, including attorneys' fees, incurred by any director, officer, employee or agent of the Corporation who is subpoenaed, interviewed or deposed as a witness or otherwise incurs expenses in connection with any civil, arbitration, criminal or administrative proceeding or governmental or internal investigation to which the Corporation is a party, target, or potentially a party or target, or of any such individual who appears as a witness at any trial, proceeding or hearing to which the Corporation is a party, if the Corporation determines that such payments will benefit the Corporation and if, at the time such expenses are incurred by such individual and paid by the Corporation, such individual is not a party, and is not threatened to be made a party, to such proceeding or investigation.

Section 5.05. Indemnification of Employees and Agents of the Corporation. The Corporation may grant additional rights to indemnification and to the advancement of expenses to any director, officer, employee or agent of the Corporation to the fullest extent permitted by law. The Corporation may, by action of its Board of Directors, authorize one or more officers to grant additional rights for indemnification or the advancement of expenses to employees and agents of the Corporation on such terms and conditions as such officers deem appropriate.

Section 5.06. Nature of Rights. The rights conferred upon indemnitees in this Article V shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators. Any amendment, alteration or repeal of this Article V or any amendment, alteration or repeal of the DGCL or any other applicable laws that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

ARTICLE VI
STOCK

Section 6.01. Shares of Stock. The Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the capital stock of the Corporation shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or, if such certificate has been lost, stolen or destroyed, the procedures required by the Corporation in Section 6.07 shall have been followed). To the extent shares of capital stock are represented by certificates, such certificates shall be signed by the Chairperson of the Board of Directors, the President or a vice president, together with the Secretary or assistant secretary, or the Treasurer or assistant treasurer. Any or all of the signatures on any certificate may be facsimile. A stockholder that holds a certificate representing shares of any class or series of the capital stock of the Corporation for which the Board of Directors has authorized uncertificated shares may request that the Corporation cancel such certificate and issue such shares in an uncertificated form, provided that the Corporation shall not be obligated to issue any uncertificated shares of capital stock to such stockholder until such certificate representing such shares of capital stock shall have been surrendered to the Corporation (or, if such certificate has been lost, stolen or destroyed, the procedures required by the Corporation in Section 6.07 shall have been followed).

With respect to certificated shares of capital stock, the Secretary or an assistant secretary of the Corporation or the transfer agent thereof shall mark every certificate exchanged, returned or surrendered to the Corporation with "Cancelled" and the date of cancellation.

In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Corporation shall not have power to issue a certificate in bearer form.

If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 6.04 or Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. In the case of uncertificated shares, within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this Section 6.01, Sections 6.02(b), 6.04 and 6.05 of these Bylaws and Sections 156, 202(a) and 218(a) of the DGCL, or with respect to this section and Section 151 of the DGCL a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 6.02. Issuance of Stock; Lawful Consideration.

(a) Shares of stock may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the Board of Directors. Treasury shares may be disposed of by the Corporation for such consideration as may be determined from time to time by the Board of Directors. The consideration for subscriptions to, or the purchase of, the capital stock to be issued by the Corporation shall be paid in such form and in such manner as the Board of Directors shall determine. The Board of Directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the Corporation, or any combination thereof. In the absence of actual fraud in the transaction, the judgment of the Board of Directors as to the value of such consideration shall be conclusive. The capital stock so issued shall be deemed to be fully paid and nonassessable stock upon receipt by the Corporation of such consideration; provided, however, nothing contained herein shall prevent the Board of Directors from issuing partly paid shares in accordance with Section 6.02(b) and Section 156 of the DGCL.

(b) The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 6.03. Transfer Agents and Registrars. The Corporation may have one or more transfer agents and one or more registrars of its stock whose respective duties the Board of Directors or the Secretary may, from time to time, define. No certificate of stock shall be valid until countersigned by a transfer agent, if the Corporation has a transfer agent, or until registered by a registrar, if the Corporation has a registrar. The duties of transfer agent and registrar may be combined.

Section 6.04. Restrictions on Transfer and Ownership of Securities. A written restriction or restrictions on the transfer or registration of transfer of a security of the Corporation, or on the amount of the Corporation's securities that may be owned by any person or group of persons, if permitted by Section 202 of the DGCL and noted conspicuously on the certificate or certificates representing the security or securities so restricted or, in the case of uncertificated shares, contained in the notice or notices sent pursuant to Section 6.02 of these Bylaws and Section 151(f) of the DGCL, may be enforced against the holder of the restricted security or securities or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder. Unless noted conspicuously on the certificate or certificates representing the security or securities so restricted or, in the case of uncertificated shares, contained in the notice or notices sent pursuant to Section 6.02 of these Bylaws and Sections 151(f) of the DGCL, a restriction, even though permitted by Section 202 of the DGCL, is ineffective except against a person with actual knowledge of the restriction.

Section 6.05. Voting Trusts and Voting Agreements. One stockholder or two or more stockholders may by agreement in writing deposit capital stock of the Corporation of an original issue with or transfer capital stock of the Corporation to any person or persons, or entity or entities authorized to act as trustee, for the purpose of vesting in such person or persons, entity or entities, who may be designated voting trustee, or voting trustees, the right to vote thereon for any period of time determined by such agreement, upon the terms and conditions stated in such agreement. The agreement may contain any other lawful provisions not inconsistent with such purpose. After the filing of a copy of the agreement in the registered office of the Corporation in the State of Delaware, which copy shall be open to the inspection of any stockholder of the Corporation or any beneficiary of the trust under the agreement daily during business hours, certificates of stock or uncertificated stock shall be issued to the voting trustee or trustees to represent any stock of an original issue so deposited with such voting trustee or trustees, and any certificates of stock or uncertificated stock so transferred to the voting trustee or trustees shall be surrendered and cancelled and new certificates or uncertificated stock shall be issued therefor to the voting trustee or trustees. In the certificate so issued, if any, it shall be stated that it is issued pursuant to such agreement, and that fact shall also be stated in the stock ledger of the Corporation. The voting trustee or trustees may vote the stock so issued or transferred during the period specified in the agreement. Stock standing in the name of the voting trustee or trustees may be voted either in person or by proxy, and in voting the stock, the voting trustee or trustees shall incur no responsibility as stockholder, trustee or otherwise, except for their own individual malfeasance. In any case where two or more persons or entities are designated as voting trustees, and the right and method of voting any stock standing in their names at any meeting of the Corporation are not fixed by the agreement appointing the trustees, the right to vote the stock and the manner of voting it at the meeting shall be determined by a majority of the trustees, or if they be equally divided as to the right and manner of voting the stock in any particular case, the vote of the stock in such case shall be divided equally among the trustees.

Section 6.06. Transfer of Shares. Registration of transfer of shares of stock of the Corporation may be effected on the books of the Corporation in the following manner:

(a) ***Certificated Shares.*** In the case of certificated shares, upon authorization by the registered holder of share certificates representing such shares of stock, or by his attorney authorized by a power of attorney duly executed and filed with the Secretary or with a designated transfer agent or transfer clerk, and upon surrender to the Corporation or any transfer agent of the corporation of the certificate being transferred, which certificate shall be properly and fully endorsed or accompanied by a duly executed stock transfer power, and otherwise in proper form for transfer, and the payment of all transfer taxes thereon. Whenever a certificate is endorsed by or accompanied by a stock power executed by someone other than the person or persons named in the certificate, evidence of authority to transfer shall also be submitted with the certificate. Notwithstanding the foregoing, such surrender, proper form for transfer or payment of taxes shall not be required in any case in which the officers of the Corporation determine to waive such requirement.

(b) ***Uncertificated Shares.*** In the case of uncertificated shares of stock, upon receipt of proper and duly executed transfer instructions from the registered holder of such shares, or by his attorney authorized by a power of attorney duly executed and filed with the Secretary or with a designated transfer agent or transfer clerk, the payment of all transfer taxes thereon, and compliance with appropriate procedures for transferring shares in uncertificated form. Whenever such transfer instructions are executed by someone other than the person or persons named in the books of the Corporation as the holder thereof, evidence of authority to transfer shall also be submitted with such transfer instructions. Notwithstanding the foregoing, such payment of taxes or compliance shall not be required in any case in which the officers of the Corporation determine to waive such requirement.

No transfer of shares of capital stock shall be made on the books of this Corporation if such transfer is in violation of a lawful restriction noted conspicuously on the certificate. No transfer of shares of capital stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 6.07. Lost, Stolen or Destroyed Share Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 6.08. Stock Ledgers. Original or duplicate stock ledgers, containing the names and addresses of the stockholders of the Corporation and the number of shares of each class of stock held by them, shall be kept at the principal executive office of the Corporation or at the office of its transfer agent or registrar.

Section 6.09. Record Dates. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may, except as otherwise required by law, fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determining the stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determining the stockholders entitled to vote at such adjourned meeting in accordance with the foregoing provisions of this Section 6.09 at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action (other than stockholder action by written consent) the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE VII
SUNDRY PROVISIONS

Section 7.01. **Fiscal Year.** The fiscal year of the Corporation shall end on the 31st day of December of each year.

Section 7.02. **Seal.** The seal of the Corporation shall bear the name of the Corporation, the year of incorporation and the word "Delaware."

Section 7.03. Securities in Other Entities. Any shares of stock or other interests in other corporations, associations or entities, which may from time to time be held by the Corporation, may be represented and voted in person or by proxy, at any of the stockholders', or other interestsholders', as applicable, meetings thereof by the Chief Executive Officer or the designee of the Chief Executive Officer and the Chief Executive Officer or the designee thereof may otherwise act on behalf of the Corporation with respect to such shares or interests. The Board of Directors, however, may by resolution appoint some other person or persons to vote, or otherwise act on behalf of the Corporation with respect to such shares or interests, in which case such person or persons shall be entitled to vote, or act in behalf of the Corporation with respect to, such shares or interests.

Section 7.04. Amendments. These Bylaws may be adopted, repealed, rescinded, altered or amended only as provided in Articles Fifth and Sixth of the Certificate.

Section 7.05. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records under the DGCL.

Section 7.06. Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders (including any beneficial owner of stock of the Corporation), (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Corporation's Restated Certificate of Incorporation or these Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine shall be the Delaware Court of Chancery, to the fullest extent permitted by law; *provided however,* that, to the extent a stockholder (including a beneficial owner of stock of the Corporation) seeks to bring a state law claim otherwise covered by this paragraph as a pendent claim to a federal claim over which the Delaware Court of Chancery does not have subject matter jurisdiction, such claim or cause of action shall be brought solely and exclusively in the United States District Court for the State of Delaware, which shall be the sole and exclusive forum to bring any pendent state law claim covered by this section. As with all provisions of these Bylaws, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this section.

As amended and restated, December 4, 2015.